UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

15 July 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OPTi, Inc.

File No. 0-21422 – CF# 25142

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OPTi, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 5, 2010.

Based on representations by OPTi, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.1 through April 30, 2013
      Exhibit 10.2 through April 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Timothy S. Levenberg
      Special Counsel